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                             October 6, 2021

       Michelle Hook
       Chief Financial Officer
       Portillo's Inc.
       2001 Spring Road, Suite 400
       Oak Brook, IL 60523

                                                        Re: Portillo's Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-259810

       Dear Ms. Hook:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 27, 2021

       Prospectus Summary, page 1

   1. Please tell us your consideration of presenting operating income which is the most directly comparable GAAP
financial measure to Restaurant-Level Adjusted EBITDA on pages 3 and 112. Refer to Item
10(e)(1)(i)(A) of Regulation S-K.
 Michelle Hook
FirstName    LastNameMichelle Hook
Portillo's Inc.
Comapany
October      NamePortillo's Inc.
          6, 2021
October
Page  2 6, 2021 Page 2
FirstName LastName
Risk Factors
As a controlled company, we will not be subject to all of the corporate governance rules of the
Nasdaq, page 55

2. Please affirmatively disclose the controlled company exemptions upon which you intend to rely following this offering.
Registration Rights Agreement, page 154

3.       Provide a summary of the Registration Rights Agreement both here and
under    The
         Offering    on page 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services